SCHEDULE C

International Gemini Technology Inc. is essentially an inactive company in search of a viable and fundable business/project/opportunity. Its original business disappeared concurrent with its much earlier reorganization pursuant to Proposal under Canada’s Bankruptcy and Insolvency Act. It has no ongoing activity, and it’s board of directors, who all have other responsibilities, conduct the Company’s affairs.

Accordingly management’s attention is focused in two areas. One is searching for credible opportunities, and conducting such due diligence on each opportunity’s viability and ability to attract capital as the individual circumstances warrant. During the 3 months ended September 30, 2003 management reviewed several projects, most of which proved unsuitable and/or unlikely to attract capital. This was due to a combination of continuing unrealistic valuations, and an oversupply of technology projects, and uncertainty in capital markets. One situation continues to be monitored.

The other area of focus is to ensure compliance with all of the relevant regulatory authorities.

The financial statements speak for themselves. International Gemini Technology Inc. has no significant financial resources. It depends on the time and attention its directors can devote to it, and this time must be taken away from their other activities. When it is successful in securing a viable project, success is far from certain. The project will undoubtedly require financing, and the current state of the capital markets and the general economy is uncertain at best. The duration of this period of uncertainty is also not known.

In the absence of a specific project, no attempts have been made to raise even modest amounts of working capital. If this had been attempted its outcome was uncertain. Also uncertain is whether success would have materially altered International Gemini Technology Inc.’s current situation. Accordingly, activities except as related to project identification and regulatory compliance will be avoided.